FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica - Financial Highlights for the period January - September 2018	2

FINANCIAL HIGHLIGHTS

•	Improved growth trends.

•	Focus on value: LTE (+25% y-o-y; quarterly net adds of +4.9m), “smartphones” (+7%; +2.9m), FTTx and cable (+21%; +550k), mobile contract (+7%; +1.9m), Pay TV (+6%; +109k).

•	Third quarter revenues, €11,699m (-8.3% y-o-y), accelerated their organic growth to +2.7% y-o-y.

•

OIBDA, €4,038m (-1.4% vs. July-September 2017), increased by 4.1% y-o-y in organic terms and OIBDA margin expanded by 0.4 p.p. (+2.4 p.p. reported). Reported OIBDA reflects the following impacts in the quarter:

•	an additional favourable court ruling (€307m) and contingencies in T. Brasil (-€110m).

•	hyperinflation adjustment in Argentina (-€123m).

•	restructuring costs (-€34m), capital gains from the sale of towers (€24m) and digital companies (€21m), and the adoption of IFRS 15 accounting standard (€15m).

•	In the quarter, net income reached €1,139m, +35.8% growth y-o-y (€0.21 per share; +39.8%).

•	Capacity optimisation for a sustainable digital future.

•	49.0m premises passed with proprietary FTTx/Cable (+15% y-o-y) and 75% LTE coverage (+6 p.p.).

•	Continued evolution towards smart networks and advanced position in Digitalisation.

•	Sustained deleveraging process.

•	Free cash flow (€2,957m in January-September 2018) grew 0.9% y-o-y excluding spectrum.

•	Net debt (€42,636m at September; -9.7% y-o-y) decreased for the sixth consecutive quarter (-€957m).

•	The Company upgrades guidance and reiterates the dividend announced for 2018.

•	Revenue guidance upgraded to growing around 2% (vs. around 1% previously), despite the negative impact from regulation (approximately 0.9 p.p.).

•	OIBDA margin guidance (y-o-y expansion of around 0.5 p.p.) and CapEx/Sales excluding spectrum (around 15%) reiterated.

•

T. España; best commercial activity in at least 10 years, focused on high-value customers. Net adds; +81k in Fusión, +370k mobile contract; +79k broadband, +306k fibre (+155k retail and +151k wholesale) and +101k in Pay TV. Revenues remained stable (+0.1%) and OIBDA margin stood at 40.5% despite the outstanding commercial success.

•

T. Brasil; solid OIBDA growth in the quarter (+5.5% in organic terms), OIBDA margin expansion for the seventh consecutive quarter (+2.3 p.p.), new record in fibre connections and 980k in contract net adds.

•	T. Deutschland; strong momentum following “O2 Free” portfolio update. Mobile service revenues ex-regulation remained stable and OIBDA margin increased 0.3 p.p. y-o-y in organic terms in the quarter.

•	T. UK; continued growth acceleration in revenues (+7.9% y-o-y in organic terms) and OIBDA (+9.8%), while OIBDA margin expanded by 0.5 p.p., maintaining a market leading contract churn.

•	T. Hispam Sur maintained solid growth in revenues and OIBDA in the quarter (+11.2% and +5.4% y-on-y in organic terms respectively), with positive contract net adds for the fourth consecutive quarter.

•	T. Hispam Norte; the strong commercial activity in value customers enabled a return to growth in revenues (+0.4% y-o-y in organic terms) and OIBDA stability, excluding regulation (-0.6%).

Comments from José María Álvarez-Pallete, Executive Chairman:

“Third quarter results reflect the solid execution of our strategic priorities. To begin with, both high-value customers and their average revenue continued increasing, with a strong level of net additions in mobile contract (including the best figure for Spain over the last ten years), LTE, fibre and Pay TV. More and higher-value customers, coupled with stable churn rates, translates into higher business sustainability. If we add to that the wider coverage of our high-speed networks, the efficiencies we are already achieving in digitalisation and simplification, and the launch of Movistar Home via AURA, among others, we are further strengthening our future positioning.

Additionally, revenues and operating cash flow accelerated their organic annual growth, free cash flow reached 3 billion euros, up 0.9% versus the previous year excluding spectrum, and net debt decreased for the sixth straight quarter.

Improved growth trends, robust and solid business third quarter and our good operating positioning in key markets allow us to upgrade our revenue growth guidance set for 2018.”

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September	% Chg				Jan - Sep *	July - September	% Chg				Jul - Sep *
	2018	Reported		Organic		2018 (IAS 18)	2018	Reported		Organic		2018 (IAS 18)
Revenues	35,776	(7.9)		2.2		35,826	11,699	(8.3)		2.7		11,722
Telefónica España	9,453	0.5		0.5		9,457	3,188	0.1		0.1		3,188
Telefónica Deutschland	5,355	(0.7)		(1.0)		5,337	1,830	(1.1)		(1.5)		1,823
Telefónica UK	4,945	2.8		5.5		5,006	1,721	7.4		7.9		1,737
Telefónica Brasil	7,572	(17.0)		0.2		7,567	2,345	(20.1)		(1.0)		2,348
Telefónica Hispam Sur (1)	4,689	(23.8)		9.1		4,698	1,315	(32.3)		11.2		1,326
Telefónica Hispam Norte (2)(3)	3,038	(6.5)		(0.7)		3,041	1,041	0.3		0.4		1,042
Other companies & eliminations	725	2.5		8.4		721	259	27.3		25.6		258
Telxius	597	9.1		13.6		592	231	30.6		33.6		230

OIBDA	12,035	(2.0)		3.8		11,999	4,038	(1.4)		4.1		4,024
Telefónica España	3,797	1.8		(0.2)		3,800	1,290	(1.2)		(1.3)		1,290
Telefónica Deutschland	1,352	2.6		0.2		1,325	470	2.9		(0.5)		461
Telefónica UK	1,343	6.5		8.1		1,345	464	12.6		9.8		455
Telefónica Brasil	3,332	5.4		5.7		3,317	1,075	5.0		5.5		1,072
Telefónica Hispam Sur (1)	1,236	(29.3)		8.4		1,237	311	(45.1)		5.4		317
Telefónica Hispam Norte (2)(3)	748	(19.5)		(6.1)		751	314	(0.6)		(8.0)		316
Other companies & eliminations	227	85.1		100.1		223	114	n.m.		n.m.		113
Telxius	280	6.9		11.5		276	107	29.1		30.9		105

OIBDA margin	33.6%	2.0	p.p.	0.5	p.p.		34.5%	2.4	p.p.	0.4	p.p.
Telefónica España	40.2%	0.5	p.p.	(0.3	p.p.)		40.5%	(0.5	p.p.)	(0.6	p.p.)
Telefónica Deutschland	25.2%	0.8	p.p.	0.3	p.p.		25.7%	1.0	p.p.	0.3	p.p.
Telefónica UK	27.2%	0.9	p.p.	0.6	p.p.		26.9%	1.2	p.p.	0.5	p.p.
Telefónica Brasil	44.0%	9.4	p.p.	1.9	p.p.		45.9%	10.9	p.p.	2.3	p.p.
Telefónica Hispam Sur (1)	26.4%	(2.1	p.p.)	(0.2	p.p.)		23.7%	(5.5	p.p.)	(1.5	p.p.)
Telefónica Hispam Norte (2)(3)	24.6%	(4.0	p.p.)	(1.5	p.p.)		30.2%	(0.3	p.p.)	(2.6	p.p.)
Other companies & eliminations	31.3%	n.m.		4.9	p.p.		43.9%	n.m.		7.0	p.p.
Telxius	46.8%	(0.9 p.p.	)	(0.9	p.p.)		46.0%	(0.5	p.p.)	(0.9	p.p.)

Operating Income (OI)	5,454	6.0		11.1			1,926	8.6		12.6

Net income attributable to equity holders of the Parent	2,721	11.6					1,139	35.8
Basic and diluted earnings per share (euros)	0.46	6.1					0.21	39.8

CapEx	5,680	(4.7)		5.0			1,795	(26.9)		4.2
Telefónica España	1,157	5.4		4.8			379	(3.4)		(5.2)
Telefónica Deutschland	740	7.5		7.6			316	24.5		24.5
Telefónica UK	1,202	99.1		3.0			215	26.7		25.0
Telefónica Brasil	1,422	(6.0)		14.0			530	(11.3)		9.4
Telefónica Hispam Sur (1)	685	(26.9)		10.8			178	(39.1)		18.0
Telefónica Hispam Norte (2)(3)	297	(67.5)		(30.5)			133	(79.2)		(21.6)
Other companies & eliminations	178	(13.8)		(9.5)			45	(59.8)		(62.1)
Telxius	132	(2.7)		4.6			34	(56.7)		(58.3)

Spectrum	612	21.9		26.5			19	(96.3)		(92.5)
Telefónica España	7	—		—			7	—		—
Telefónica Deutschland	—	—		—			—	—		—
Telefónica UK	588	—		—			—	—		—
Telefónica Brasil	—	—		—			—	—		—
Telefónica Hispam Sur (1)	17	(40.6)		41.6			11	(59.3)		7.0
Telefónica Hispam Norte (2)(3)	—	—		—			—	—		—

OpCF (OIBDA-CapEx)	6,354	0.7		2.9			2,243	36.8		4.0
Telefónica España	2,641	0.2		(2.2)			911	(0.3)		0.4
Telefónica Deutschland	612	(2.8)		(7.3)			154	(24.0)		(28.8)
Telefónica UK	141	(78.5)		12.8			249	2.8		(0.9)
Telefónica Brasil	1,910	15.8		(1.9)			545	27.8		0.2
Telefónica Hispam Sur (1)	551	(32.1)		5.7			133	(51.6)		(5.5)
Telefónica Hispam Norte (2)(3)	451	n.m.		16.8			181	c.s.		8.4
Other companies & eliminations	48	c.s.		c.s.			69	c.s.		c.s.
Telxius	148	17.3		18.9			72	n.m.		n.m.

-	Reconciliation included in the excel spreadsheets.

Notes:

-	January-September and July-September 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
(*)	For comparative purpose only, January-September 2018 results reported under prior accounting IAS 18.
-	OIBDA and OI are presented before brand fees and management fees.
(1)	Telefónica Hispam Sur includes Argentina, Chile, Peru and Uruguay
(2)	Telefónica Hispam Norte includes Colombia, Mexico, Venezuela, Central America and Ecuador.
(3)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business of T. Colombia from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.

-

Organic growth: Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period) and excludes in 2018 the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”, “aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in the present document are included in the Appendix “Alternative performance measures”, page 46 of this document. Moreover, recipients of this document are invited to read our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2018 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 13, of the pdf filed.

Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

For further information please refer to the information on 2018 third quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 31, 2018	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer for Telefonica, S.A.